SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

FEDERAL-MOGUL CORPORATION
(Name of Issuer)

Common Stock
NO PAR VALUE
(Title of Class of Securities)

313549107
(CUSIP Number)

DECEMBER 2, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of thiscover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information requird on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of  8  Pages

SCHEDULE 13G

CUSIP No.: 313549107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AON FIDUCIARY COUNSELORS INC. 22-3709903

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 11,312,396

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,312,396

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%

12	TYPE OF REPORTING PERSON* IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 313549107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AON CORPORATION 36-3051915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 11,312,396

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,312,396

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%

12	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Federal-Mogul Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

26555 Northwestern Highway, Southfield, Michigan 48034

Item 2(a).	Name of Person Filing; (b) Address of Principal Place of Business Office, or if none, Residence; (c) Citizenship:

(a)	Aon Fiduciary Counselors Inc. (“AFC”) is filing this Schedule 13G on behalf of itself and its parent, Aon Corporation (“Aon” and together with AFC, the “Reporting Persons”). AFC is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly-owned, indirect subsidiary of Aon.

As required by Exchange Act Rule 13d-1(k)(1), the attached Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the Reporting Persons filing this joint disclosure statement.

(b)	The principal business address of AFC is 200 East Randolph Street, Chicago, Illinois 60601.

The principal business address of Aon is 200 East Randolph Street, Chicago, Illinois 60601.

(c)	Each of the Reporting Persons is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common stock, no par value per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

313549107

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|X| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); (2)

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|.

(1)	AFC is an investment adviser in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(E).

(2)	Aon is a parent holding company in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(G).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) - (b)

---------------------------------- ---------------------------------- ---------------------------------
              NAME                       AMOUNT BENEFICIALLY OWNED            PERCENT OF CLASS
---------------------------------- ---------------------------------- ---------------------------------
---------------------------------- ---------------------------------- ---------------------------------
AFC (3)                                      11,312,396 (4)(5)                   12.6% (6)
---------------------------------- ---------------------------------- ---------------------------------
(3)	AFC and Aon disclaim beneficial ownership of these shares pursuant to Rule 13d-4; see Note 5 below.

(4)	The amount beneficially owned assumes the conversion of the 439,937 shares of the Series C ESOP Convertible Preferred Stock (the “Preferred Stock”) at the current conversion rate of two (2) shares of Issuer’s Common Stock per share of Preferred Stock.

(5)	This Schedule 13G is being filed by AFC in its capacity as independent fiduciary, pursuant to appointment by the Issuer to manage the Federal-Mogul Common Stock Fund (“CSF”), the Federal-Mogul Corporation Series C ESOP Convertible Preferred Stock Fund (“PSF” and together with CSF and, the “Funds”) which are investment options in one or more of the following programs: (i) the Federal-Mogul Corporation Employee Investment Program, (ii) the Federal-Mogul Corporation Salaried Employees’ Investment Program, and (iii) as of December 9, 2002, the Federal-Mogul Corporation 401(k) Investment Program (each a “Plan” and collectively the “Plans”), which appointment became effective December 2, 2002. In connection with AFC being appointed as independent fiduciary, the Issuer has amended each of the Plans to confer upon AFC full authority, inter alia, to: (i) continue to offer either Fund (as relevant) as an investment option under such Plan on such terms and conditions as AFC deems prudent and in the interest of the Plan and its participants and beneficiaries, including without restriction prohibiting or limiting (e.g., as a percentage of a participant’s account) further purchases or holdings of Fund units or increasing CSF’s holding of cash or cash equivalent investments, (ii) terminate the availability of either Fund (as relevant) as an investment option under such Plan on such terms and conditions as AFC shall deem prudent and in the interest of the Plan and its participants and beneficiaries (and notwithstanding any participant or beneficiary investment directions to the contrary), including determining the manner and timing of termination of the Fund and orderly liquidation of its assets and designation of an alternative investment fund (from among those already available) for the investment of the proceeds pending further investment directions of the Plan’s participants and beneficiaries and (iii) convert or not convert shares of Preferred Stock held in the PSF into Common Stock, and upon a conversion, thereafter to act with respect to such Common Stock in the same manner as under the CSF. Under the terms of the Plans, dividends paid on the Common Stock held by the Funds, if any, are generally reinvested and used to buy additional shares of Common Stock. The participants in the Plans are allowed to provide confidential directions on how the shares of Common Stock attributable to their accounts should be voted or tendered.

Each of the Reporting Persons disclaims beneficial ownership of (i) the 11,312,396 shares of Common Stock (assuming conversion in full of the Preferred Stock) and (ii) the 439,937 shares of Preferred Stock pursuant to Exchange Act Rule 13d-4. The filing of this Schedule 13G should not be construed as an admission that either of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Schedule 13G. This Schedule 13G is filed by the Reporting Persons with respect to Common Stock held in the Funds on behalf of participants in the Plans solely as a result of the appointment by the Issuer of AFC as independent fiduciary, as described above. Neither of the Reporting Persons has any economic interest in the shares of Common Stock held by the Plans. Each Plan participant has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in such participant’s account (subject to the fiduciary powers of AFC as described above). Furthermore, each such participant has sole voting power over the Common Stock held in such participant’s account. To the knowledge of the Reporting Persons, (i) no such participant has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d) and (ii) there is no agreement or understanding among such persons to act together for purposes of acquiring, holding, voting or disposing of any such shares.

(6)	According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 which was filed on November 7, 2002, there were approximately 82,611,418 shares of Common Stock outstanding on November 4, 2002. The percentage beneficial ownership was derived using this number of shares of Common Stock outstanding and assumes the conversion of the 439,937 shares of Preferred Stock at the current conversion rate of two (2) shares of Issuer’s Common Stock per share of Preferred Stock.

(c)  Number of shares as to which such person has:

-------------------- ------------------- ------------------- ------------------ -------------------
        NAME           SOLE POWER TO      SHARED POWER TO      SOLE POWER TO     SHARED POWER TO
                     VOTE OR TO DIRECT   VOTE OR TO DIRECT     DISPOSE OR TO      DISPOSE OR TO
                          THE VOTE            THE VOTE          DIRECT THE          DIRECT THE
                                                              DISPOSITION OF      DISPOSITION OF
-------------------- ------------------- ------------------- ------------------ -------------------
-------------------- ------------------- ------------------- ------------------ -------------------
AFC                         -0-                 -0-                 -0-           11,312,396 (7)
-------------------- ------------------- ------------------- ------------------ -------------------
-------------------- ------------------- ------------------- ------------------ -------------------
Aon                         -0-                 -0-                 -0-           11,312,396 (7)
-------------------- ------------------- ------------------- ------------------ -------------------
(7)	See Note 4 above.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Aon is the parent holding company of AFC and, therefore, has joined in the filing of this Schedule 13G pursuant to Exchange Act Rule 13d-1(b)(ii)(G).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2002

AON FIDICUARY COUNSELORS INC. /s/ NELL HENNESSY Name: Nell Hennessy Title: President AON CORPORATION /s/ PATRICK G. RYAN Name: Patrick G. Ryan Title: Chairman and Chief Executive Officer

EXHIBIT I

JOINT FILING AGREEMENT

           Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, each of the parties to this Joint Filing Agreement (this "Agreement") agrees that the statement on Schedule 13G with respect to the common stock issued by Federal-Mogul Corporation, to which this Agreement is attached as an Exhibit, is filed on behalf of each such party and that any amendments to the attached Schedule 13G will likewise be filed on behalf of each such party.

          IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be executed on December 12, 2002.

AON FIDICUARY COUNSELORS INC. /s/ NELL HENNESSY Name: Nell Hennessy Title: President AON CORPORATION /s/ PATRICK G. RYAN Name: Patrick G. Ryan Title: Chairman and Chief Executive Officer